Date 8 February 2000

Number: 11/00

Further Successful Gulf of Mexico Drilling Results

The Broken Hill Proprietary Company Limited announced today the results of its first appraisal well on the Mad Dog discovery located in the Atwater Foldbelt in the ultra deepwater of the Gulf of Mexico.

The appraisal well, located in Green Canyon Block 782 in 4420 feet of water, reached a total depth of 20,268 feet and encountered 265 net feet of oil pay. Fluid samples were taken and 140 feet of core was recovered from the well.

A sidetrack from the original well location was drilled to a total depth of 21,560 feet and the results are under evaluation.

The appraisal well is located 1000 feet inside the northern boundary of a two and one half block unit comprising Blocks GC 825,826, and the southern half of 782 with equity interests BP Amoco (operator 63.56%) BHP (11.44%) and Unocal (25%). BHP also has a 44% interest partnership with BP Amoco (56%) in four and one half blocks (GC 738,739,781,783 and the northern half of 782 ) which are adjacent and contiguous with the drilled unit, and into which a significant part of the Mad Dog structure extends.

The results of the well are being evaluated and it is likely that a further appraisal well will be drilled by BHP and BP Amoco outside the two and one half block unit in the near future.

This second well on the Mad Dog discovery has been drilled two miles to the north of the discovery well (GC 826-1), completed in December 1998, and which encountered 300 net feet of hydrocarbons.

Mad Dog is an important discovery and one of three BHP/BP Amoco discoveries in the Atwater Foldbelt. Neptune was discovered in 1995 (BHP 42.5%) and lies 32 miles to the north east of Mad Dog in 6,200 feet of water. Atlantis (BHP 44%) was discovered in 1998 and is located between Neptune and Mad Dog in 4,400 feet of water. The significance of these discoveries is under assessment and an appraisal well at Atlantis is scheduled for later this year.

BHP has interests in a total of 128 blocks in the Atwater Foldbelt trend making it an important component of BHP's focussed deepwater exploration strategy.

Mr Philip Aiken, President of BHP Petroleum said that the encouraging results of the Mad Dog appraisal well give continued stimulus to BHP's focussed deepwater exploration strategy and represent a further important step in delivering value from the area.

For clarification please contact:

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Dr Malcolm Garratt

Group Manager - External Relations

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Dr Robert Porter

Vice President Investor Relations

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Mobile: +61 419 587 456

Pierre Hirsch - San Francisco

Tel: (415) 774 2030